UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Update on Litigation

Genius Group Limited (the “Company”) is providing the following updates with regard to current litigation matters:

University of Antelope Valley, Inc. et al. v. Johnson et al.: The Company previously announced it had filed a suit against Marco & Sandra Johnson for breach of contract related to the acquisition of the University of Antelope Valley (UAV). The Company believes it has a case for the recovery of the amount paid for acquisition of UAV. The case (UNIVERSITY OF ANTELOPE VALLEY, INC., et al. v. JOHNSON, et al, ADRS Case No. 24-4731-DS) has been awaiting the appointment of an arbitrator. The Company has been notified that an arbitrator has been appointed and is now awaiting arbitration to be scheduled.

Sabby Volatility Master Fund Ltd. v. Genius Group Limited: A lawsuit has been filed against the Company by Sabby Volatility Warrant Master Fund Ltd (Sabby) against the Company in the Supreme Court of the State of New York Country of New York (651745/2024) for alleged breach of contract related to the warrants issued to Sabby in January 2024. The Company is vigorously defending the lawsuit, and is represented by Hoffner PLLC.

Matter of Investigation of Alleged Stock Market Manipulation: The Company appointed lawyers Christian Attar & Warshaw Burnstein to conduct due diligence and take legal action against alleged stock market manipulation against the Company’s stock by various parties. Counsel completed their due diligence and damages report in February 2024, identifying evidence of multiple trade imbalances that suggest naked short selling and evidence of spoofing, with alleged damages calculated at between $251.3 million and $262.7 million. Subsequently, the lawyers have been in the process of securing third party financing to proceed with the case. The Company has been notified that the lawyers expect funding to be fully secured and the case to be filed within the coming months.

Employee Compensation

The Company has undertaken a number of employee initiatives to support the cash flow of the Company. These include:

The implementation of a contribution bonus plan in which employees have voluntarily opted into a plan to defer either 25% or 50% of their salaries each month in return for future bonuses to reward them for their contribution. Through the end of the third quarter of 2024, it is anticipated that approximately $370,000 of employee salary shall have been deferred with repayment by the end of the fourth quarter of 2024 of approximately $550,000.

The implementation of a share pool plan in which employees shall have voluntarily opted into a plan to be paid in shares from the Company’s share option pool instead. Through the end of the third quarter of 2024, it is anticipated that approximately 936,000 common shares, registered through a Registration Statement on Form S-8, shall have been issued representing payment of $1,112,000 in employee compensation.

The Company believes that the interest that employees have expressed in both these programs is a positive indication of the support and loyalty that employees have in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: September 12, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)